Exhibit 99.1

AMERICAS GOLD AND SILVER CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

Americas Gold and Silver Corporation

(In thousands of U.S. dollars, unless otherwise stated)

December 31, 2019 and 2018

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as outlined in Part I of the Chartered Professional Accountants Canada Handbook. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

(Signed) Darren Blasutti	(Signed) Warren Varga
President & Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada

March 9, 2020

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Americas Gold and Silver Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Americas Gold and Silver Corporation and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March 9, 2020

We have served as the Company’s auditor since 2015.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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Americas Gold and Silver Corporation

Consolidated statements of financial position

(In thousands of U.S. dollars)

	December 31,	December 31,
As at	2019	2018
Assets
Current assets
Cash and cash equivalents	$19,998	$3,464
Trade and other receivables (Note 7)	5,269	7,712
Inventories (Note 8)	7,159	8,136
Prepaid expenses	1,914	1,247
Derivative instruments (Note 24)	585	—
Asset held-for-sale (Note 9)	—	6,925
Convertible loan receivable (Note 10)	—	1,922

	34,925	29,406
Non-current assets
Restricted cash	4,007	681
Inventories (Note 8)	1,339	—
Property, plant and equipment (Note 9)	190,389	96,442
Deferred tax assets (Note 22)	343	626

Total assets	$231,003	$127,155

Liabilities
Current liabilities
Trade and other payables	$22,709	$14,345
Convertible loans payable (Note 10)	—	2,972
Sandstorm deferred revenue (Note 11)	2,029	—
Derivative instruments (Note 12)	4,440	35
Glencore pre-payment facility (Note 13)	5,602	5,610

	34,780	22,962
Non-current liabilities
Other long-term liabilities	5,645	689
Sandstorm deferred revenue (Note 11)	22,978	—
Convertible debenture (Note 12)	9,935	—
Glencore pre-payment facility (Note 13)	—	5,500
Post-employment benefit obligations (Note 14)	10,137	8,174
Decommissioning provision (Note 15)	7,765	3,791
Derivative warrant liability (Note 10)	—	711
Deferred tax liabilities (Note 22)	750	1,132

Total liabilities	91,990	42,959

Equity
Share capital (Note 16)	284,673	212,943
Equity reserve	38,061	34,837
Foreign currency translation reserve	6,695	6,541
Deficit	(203,138)	(170,125)

Attributable to shareholders of the Company	126,291	84,196
Non-controlling interests (Note 18)	12,722	—

Total equity	$139,013	$84,196

Total liabilities and equity	$231,003	$127,155

Contingencies (Note 27), Subsequent events (Note 28)

APPROVED BY THE BOARD

(Signed) Brad Kipp	(Signed) Gordon Pridham
Director	Director

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The accompanying notes are an integral part of the consolidated financial statements.

Americas Gold and Silver Corporation

Consolidated statements of loss and comprehensive loss

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, except share and per share amounts)

	2019	2018
Revenue (Note 19)	$58,410	$68,354
Cost of sales (Note 20)	(56,724)	(52,115)
Depletion and amortization (Note 9)	(13,338)	(10,572)
Care and maintenance costs	(438)	(1,071)
Corporate general and administrative (Note 21)	(9,711)	(6,720)
Transaction costs (Note 6)	(3,467)	(871)
Exploration costs	(2,552)	(2,695)
Accretion on decommissioning provision	(210)	(196)
Interest and financing expense	(1,790)	(1,409)
Foreign exchange gain (loss)	(51)	(231)
Gain on disposal of assets (Note 9)	—	879
Gain (loss) on derivative instruments (Note 12 and 24)	(2,457)	865
Gain on derivative warrant liability	46	590
Write-down of assets (Note 9)	—	(3,806)
Contingency on value added taxes (Note 27)	—	(1,012)

Loss before income taxes	(32,282)	(10,010)
Income tax expense (Note 22)	(1,958)	(668)

Net loss	$(34,240)	$(10,678)

Attributable to:
Shareholders of the Company	$(32,653)	$(9,870)
Non-controlling interests	(1,587)	—

Net loss	$(34,240)	$(9,870)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Actuarial gain (loss) on post-employment benefit obligations (net of tax)	$(1,051)	$551
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	154	257

Other comprehensive income (loss)	(897)	808

Comprehensive loss	$(35,137)	$(9,870)

Attributable to:
Shareholders of the Company	$(33,550)	$(9,870)
Non-controlling interests	(1,587)	—

Comprehensive loss	$(35,137)	$(9,870)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.46)	(0.25)
Weighted average number of common shares outstanding
Basic and diluted (Note 17)	71,421,798	42,639,530

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Gold and Silver Corporation

Consolidated statements of changes in equity

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, except share amounts in thousands of units)

	Share capital					Foreign currency		Attributable to shareholders	Non-
	Common		Preferred		Equity	translation		of the	controlling	Total
	Shares	Amount	Shares	Amount	reserve	reserve	Deficit	Company	interests	equity
Balance at January 1, 2019	43,402	$212,943	—	$—	$34,837	$6,541	$(170,125)	$84,196	$—	$84,196
Net loss for the year	—	—	—	—	—	—	(32,653)	(32,653)	(1,587)	(34,240)
Other comprehensive income (loss) for the year	—	—	—	—	—	154	(1,051)	(897)	—	(897)
Joint venture agreement (Note 18)	—	—	—	—	—	—	691	691	14,309	15,000
San Felipe property option transaction costs	452	600	—	—	—	—	—	600	—	600
Acquisition of Pershing Gold Corporation (Note 6)	24,849	38,604	3,678	5,714	1	—	—	44,319	—	44,319
Subscription agreement with Sandstorm Gold Ltd. (Note 16)	4,785	7,371	—	—	—	—	—	7,371	—	7,371
Conversion of convertible loans payable (Note 10)	2,764	4,284	—	—	—	—	—	4,284	—	4,284
Warrants issued on acquisition transaction costs	—	—	—	—	471	—	—	471	—	471
Warrants issued on financing transaction costs	—	—	—	—	149	—	—	149	—	149
Reclassification of derivative warrant liability (Note 10)	—	—	—	—	680	—	—	680	—	680
Non-brokered private placement (Note 16)	3,955	9,468	—	—	141	—	—	9,609	—	9,609
Shares and warrants issued on joint venture transaction costs	223	697	—	—	202	—	—	899	—	899
Conversion of preferred shares	3,574	5,553	(3,574)	(5,553)	—	—	—	—	—	—
Share-based payments	—	—	—	—	3,384	—	—	3,384	—	3,384
Exercise of options, warrants, and deferred share units	2,603	4,992	—	—	1,804	—	—	3,188	—	3,188

Balance at December 31, 2019	86,607	$284,512	104	$161	$38,061	$6,695	$(203,138)	$126,291	$12,722	$139,013

Balance at January 1, 2018	41,497	$207,012	—	$—	$34,760	$6,284	$(159,998)	$88,058	$—	$88,058
Net loss for the year	—	—	—	—	—	—	(10,678)	(10,678)	—	(10,678)
Other comprehensive income for the year	—	—	—	—	—	257	551	808	—	808
Share-based payments	—	—	—	—	2,149	—	—	2,149	—	2,149
Exercise of options and warrants	1,905	5,931	—	—	(2,072)	—	—	3,859	—	3,859

Balance at December 31, 2018	43,402	$212,943	—	$—	$34,837	$6,541	$(170,125)	$84,196	$—	$84,196

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Gold and Silver Corporation

Consolidated statements of cash flows

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars)

	2019	2018
Cash flow generated from (used in)
Operating activities
Net loss for the year	$(34.240)	$(10,678)
Adjustments for the following items:
Depletion and amortization	13,338	10,572
Income tax expense	1,958	260
Accretion and decommissioning costs	210	196
Share-based payments	3,721	2,097
Unrealized loss (gain) on non-current assets	(17)	21
Provision on other long-term liabilities	50	9
Deferred costs on convertible loans	745	335
Deferred costs on convertible debenture	62	—
Sandstorm deferred revenue	25,000	—
Non-cash transaction costs	899	—
Cash received from alternative minimum tax credits	344	—
Cash received from (payments to) bond on decommissioning costs	485	(370)
Net charges on post-employment benefit obligations	170	107
Loss (gain) on derivative instruments	3,982	(147)
Gain on derivative warranty liability	(46)	(590)
Write-down of assets	—	3,806
Contingency on value added taxes	—	1,012

	16,661	6,630
Changes in non-cash working capital items:
Trade and other receivables	2,443	(1,081)
Inventories	(362)	1,230
Prepaid expenses	(58)	(378)
Trade and other payables	(4,541)	2,237

Net cash generated from operating activities	14,143	8,638

Investing activities
Expenditures on property, plant and equipment	(11,554)	(14,893)
Development costs on Relief Canyon Mine	(22,775)	—
Cash received from joint venture agreement	15,000	—
San Felipe property option payments	(2,250)	(2,033)
Investment in convertible loan receivable	(800)	(1,892)
Cash from acquisition of Pershing Gold Corporation	241	—

Net cash used in investing activities	(22,138)	(18,818)

Financing activities
Repayments to Glencore pre-payment facility	(5,508)	(3,890)
Payments to lease liabilities	(284)	—
Financing from convertible loan payable	—	4,296
Financing from convertible debenture	10,000	—
Share issuance from private placement	9,609	—
Share issuance from subscription agreement	7,371	—
Proceeds from exercise of options and warrants	3,188	3,859

Net cash generated from financing activities	24,376	4,265

Effect of foreign exchange rate changes on cash	153	54

Increase (decrease) in cash and cash equivalents	16,534	(5,861)
Cash and cash equivalents, beginning of year	3,464	9,325

Cash and cash equivalents, end of year	$19,998	$3,464

Cash and cash equivalents consist of:
Cash	$19,998	$3,464
Term deposits	—	—

	$19,998	$3,464

Interest paid during the year	$1,148	$1,082

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

1. Corporate information

Americas Gold and Silver Corporation (formerly Americas Silver Corporation) (the “Company”) was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The consolidated financial statements of the Company for the year ended December 31, 2019 were approved and authorized for issue by the Board of Directors of the Company on March 9, 2020.

2. Basis of presentation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants Canada Handbook. These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. The Company has consistently applied the accounting policies used in preparation of these consolidated financial statements throughout all the periods presented other than with regards to the policies that have been adopted for the first time during the year ended December 31, 2019 (see Note 5). Significant accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in Note 4.

3. Summary of significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a. Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany transactions and balances, income and expenses have been eliminated.

The Company applies the acquisition method to account for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company elects on an acquisition-by-acquisition basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of identifiable net assets. Acquisition-related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is negative, a bargain purchase gain is recognized immediately in profit or loss.

Special Purpose Entities (“SPE’s”) as defined by the IASB in SIC 12 Consolidation–Special Purpose Entities are entities which are created to accomplish a narrow and well-defined objective (e.g. to provide services to the operating entity). SPE’s are subject to consolidation when there is an indication that the other entity controls the SPE. The Company has determined that it controls certain SPE’s relating to service companies at its Mexican operations (4246136 Canada Inc., Servicios Especializados en Minas S.A. de C.V., Triturados Mineros del Noroeste S.A. de C.V. and Servicios Generales en Mineria S.A. de C.V.) and the accounts of those SPE’s are consolidated with those of the Company.

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Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

b. Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Determination of operating segments are based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions about resources to be allocated to the segment and performance assessment, and for which discrete financial information is available. Unallocated items not directly attributable to a segment comprise mainly of corporate assets and head office expenses.

c. Presentation currency and functional currency

The Company’s presentation currency is the U.S. dollar (“USD”). The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar (“CAD”), and the functional currency of its U.S. and Mexican subsidiaries and SPE’s is the USD. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange differences are recorded in the foreign currency translation reserve.

d. Foreign currency translations

Transactions in foreign currencies are translated into the entities’ functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the functional currency are translated at the rate in effect at the statement of financial position date, and non-monetary items at historic exchange rates at each transaction date. Revenue and expense items are translated at average exchange rates of the reporting period. Gains and losses on translation are charged to the statements of loss and comprehensive loss.

e. Revenue recognition

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

•	Identify the enforceable contract with the customer

•	Identify the separate performance obligations in the contract from transferring the distinct good or service

•	Determine the transaction price for consideration of transferring the good or service

•	Allocate the transaction price to the separate performance obligations identified

•	Recognize revenue when each separate performance obligation is satisfied

The Company recognizes revenue through entering into concentrate sales contracts with customers with the performance obligation of delivering its concentrate production in exchange for consideration valued initially under provisional pricing arrangements. Revenue from sales is recorded at the time of delivery based on forward prices for the expected date of final settlement. The final sale prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances.

Subsequent variations in metal prices are recognized as embedded derivative pricing adjustments at fair value from contracts with customers.

The Company recognizes deferred revenue from advanced consideration received for fixed and variable precious metals deliveries over a specified period. Deferred revenue is recognized into revenue as performance obligations to metals delivery are satisfied over the term of the delivery contract.

f. Defined benefit plans

The cost of defined benefit plans is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

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Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

Actuarial valuations for defined benefit plans are carried out annually. The discount rate applied in arriving at the present value of the pension liability represents the yield on high quality corporate bonds denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income and retained earnings without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Current service cost, the recognized element of any past service cost, interest expense arising on the pension liability and the expected return on plan assets are recognized in the same line items in the consolidated statement of loss and comprehensive loss as the related compensation cost.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries. Service costs arising from plan amendments are recognized immediately.

g. Share-based payments

The Company’s stock option plan allows its employees (including directors and officers) and non-employees to acquire shares of the Company. Accordingly, the fair value of the option is either charged to operations or capitalized to exploration or development expenditures, depending on the accounting for the optionee’s other compensation, with a corresponding increase in equity reserve.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes Option Pricing Model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in equity reserve. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

h. Income taxes

Income tax comprises of current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income (loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable profit. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized.

The Company did not recognize any deferred income taxes relating to its investments in subsidiaries.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

i. Earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The Company’s potentially dilutive common shares comprise stock options granted to employees, and warrants.

j. Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as foreign currency gains or losses related to the Company’s net investment in foreign operations and unrealized gains or losses on available-for-sale securities net of tax. The Company’s comprehensive income (loss), components of other comprehensive income (loss) and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

k. Inventories

Concentrates, ore stockpile, and spare parts and supplies are valued at the lower of cost and estimated net realizable value. Cost for concentrates and ore stockpile includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a weighted average basis for the Mexican operations and first in, first out method for the U.S. operations. Cost for spare parts and supplies are determined using the first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Ore stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to ore stockpile are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Ore stockpile is verified by periodic surveys and physical counts.

Materials and supplies inventory are valued at the lower of cost and net realizable value, where cost is determined using the first-in-first-out method. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those items to their net realizable value. If carrying value exceeds net realizable value, a write-down is recognized.

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Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

l. Investments

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in companies over which the Company exercises neither control nor significant influence and are designated as financial assets at fair value through other comprehensive income. Related unrealized gains (losses) are recognized in other comprehensive income (loss), unless the decrease in value is significant or prolonged, in which case the loss is recorded in the statements of loss and comprehensive loss.

m. Property, plant and equipment

(i)	Producing mining interests

Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses. Following the completion of commissioning, the costs related to the mining interests are depleted and charged to operations on the unit of production method as a proportion of estimated recoverable mineral reserves.

Completion of the commissioning is deemed to have occurred when major mine and processing plant components are completed, operating results are being achieved consistently for a period of time and that there are indicators that these operational results, including mill capacity and recovery, will be sustainable in the future.

Construction in progress is not depreciated until the assets are ready for their intended use.

(ii)	Non-producing mining interests

The Company follows the method of accounting for its non-producing mining interests whereby all costs, net of incidental revenues, relating to the acquisition and development are deferred and capitalized by property until the property to which they directly relate is placed into production, sold, discontinued or subject to a condition of impairment. Exploration expenses not related to placing the property into production are expensed as incurred.

In the event that a mining interest is placed into production, capitalization of costs ceases, the costs are transferred to producing mining interests and the mining interest is depleted on a unit of production basis. The recoverability of amounts is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the development of the properties, and on the future profitable production or proceeds from the disposition thereof.

(iii)	Plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation is recorded over the estimated useful life of the asset as follows:

•	Mining interests – unit of production based upon estimated proven and probable reserves

•	Plant and equipment – 3 – 30 years over straight line basis

Page | 12

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

•	Corporate office equipment – 3 – 10 years over straight line basis

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(iv)	Impairment

The Company reviews and evaluates the carrying values of its tangible and intangible assets to determine whether there is an indication of impairment. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When the carrying value of assets exceeds the recoverable amount, the carrying value of the assets is reduced to the recoverable amount. The recoverable amount takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use of the asset. To achieve this, the recoverable amount is the higher of value in use (being the net present value of expected pre-tax future cash flows of the relevant asset) and fair value less costs to sell the asset.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

n. Decommissioning provision

The Company recognizes contractual, statutory and legal obligations associated with retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the decommissioning provision is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding decommissioning provision is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the decommissioning provision, the periodic unwinding of the discount is recognized in the consolidated statement of loss and comprehensive loss and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

o. Financial instruments

The Company classifies and measures its financial instruments at fair value, with changes in fair value recognized in profit or loss as they arise. Unless restrictive criteria regarding the objective and contractual cash flows of the instrument are met then classification and measurement are at either amortized cost or fair value through other comprehensive income.

Cash and cash equivalents and trade and other receivables are classified and measured as financial assets at amortized cost. Embedded derivatives arising from subsequent adjustments in provisional sales revenue are classified and measured as financial instruments at fair value through profit or loss. Trade and other payables are classified and measured as financial liabilities at amortized cost. Loans receivable and payable are classified and measured as financial assets at fair value through profit or loss and as financial liabilities at fair value through profit or loss, respectively. Investment in equity instruments are classified and measured as financial assets at fair value through other comprehensive income.

p. Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset and amortized over the expected useful life of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

Page | 13

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

q. Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

r. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

s. Restricted cash

Restricted cash includes cash that has been pledged for reclamation and closure activities which are not available for immediate disbursement.

4. Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)	Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

Page | 14

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)	Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)	Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, among other things, the expected volatility of the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)	Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

Page | 15

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

5. Changes in accounting policies and recent accounting pronouncements

The Company has adopted the following new accounting standard effective for annual periods beginning on or after January 1, 2019:

(i) Leases

IFRS 16—Leases—The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company adopted IFRS 16 using the modified retrospective approach resulting in the recognition of additional assets and liabilities from right-of-use assets identified on the consolidated statement of financial position at January 1, 2019 with no restatement of prior year comparatives. Effective January 1, 2019, the adoption of IFRS 16 increased assets, liabilities, depreciation, interest and financing expense, and decreased corporate general and administrative expenses. The Company applied practical expedients to not recognize short-term leases or leases of low-value items on transition under IFRS 16.

From January 1, 2019, the Company assesses whether a contract is or contains a lease at inception which is the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use lease asset and lease liability is recognized at the inception of a lease where the right-of-use lease asset is measured at cost and depreciated over a straight-line basis while the lease liability is measured as the present value of lease payments discounted using the interest rate implicit in the lease and accreted using the effective interest method. Lease payments on short-term leases or leases of low-value items are expensed to the consolidated statements of loss and comprehensive loss.

See Note 24 for the accounting of IFRS 16 on adoption and during the year ended December 31, 2019.

6. Acquisition of Pershing Gold Corporation

On April 3, 2019, the Company obtained control and completed the acquisition of Pershing Gold Corporation (“Pershing Gold”) via an agreement and plan of merger dated September 28, 2018. The merger was completed by the Company acquiring all the outstanding common and preferred shares of Pershing Gold through exchanging each outstanding Pershing Gold common share for 0.715 common shares of the Company and exchanging each outstanding Pershing Gold preferred share for 461.44 common or preferred shares of the Company. Outstanding Pershing Gold options and restricted share units were exchanged for the Company’s common share considerations and outstanding Pershing Gold warrants became exercisable for the Company’s common shares under the same exchange ratio.

The merger has been accounted for as a business combination with the Company identified as the acquirer for accounting purposes.

The consideration paid is calculated as follows:

Non-diluted Pershing Gold common shares outstanding, April 3, 2019	33,686,921
Implicit share exchange ratio	0.715

The Company’s common shares exchanged for Pershing Gold common shares	24,085,928
The Company’s common share price, April 3, 2019 (USD)	1.55

Total common share consideration	$37,418
Consideration on the exchange of Pershing Gold for the Company’s equity instruments:

Page | 16

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

Preferred shares exchanged for common shares	383
Preferred shares exchanged for preferred shares	5,714
Restricted share units exchanged for common shares	803
Warrants exchanged for warrants	1

Total equity consideration	44,319
Pre-existing convertible loan from the Company to Pershing Gold	2,913

Total consideration	$47,232

The purchase price allocation is as follows:

Cash and cash equivalents	$241
Prepaid expenses	609
Restricted cash	3,787
Property, plant and equipment	49,272
Trade and other payables	(5,454)
Decommission provision	(1,223)

Net assets acquired	$47,232

The acquisition of Pershing Gold by the Company was completed on April 3, 2019. As of the date of these consolidated financial statements, the determination of fair value of assets and liabilities acquired has been finalized.

Acquisition related expenses of $2.5 million have been charged to transaction costs in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2019.

These consolidated financial statements include Pershing Gold results from April 3, 2019 to December 31, 2019. The revenue from the sale of precious metals and net loss before income taxes included in the consolidated statements of loss and comprehensive loss since April 3, 2019 contributed by Pershing Gold was nil and $1.4 million, respectively.

If Pershing Gold had been consolidated from January 1, 2019, on a pro forma basis, the consolidated statements of loss and comprehensive loss would have included revenue of nil and net loss before income taxes of $3.2 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2019.

7. Trade and other receivables

	December 31, 2019	December 31, 2018
Trade receivables	$4,560	$6,126
Value added taxes receivable	636	1,465
Other receivables	73	121

	$5,269	$7,712

8. Inventories

	December 31, 2019	December 31, 2018
Concentrates	$1,292	$941
Current ore stockpiles	497	1,602
Spare parts and supplies	5,370	5,593

	7,159	8,136
Long-term ore stockpiles	1,339	—

	$8,498	$8,136

Page | 17

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

The amount of inventories recognized as an expense was $56.7 million during the year ended December 31, 2019 (2018: $52.1 million). During the year ended December 31, 2019, the concentrates and ore stockpiles, and spare parts and supplies write-down (recovery) to net realizable value included in cost of sales was $1.2 million (2018: $0.6 million) and nil (2018: ($0.2) million), respectively.

9. Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total
Cost
Balance at January 1, 2018	$104,362	$58,467	$48,808	$—	$84	$211,721
Asset additions	9,420	—	5,734	—	11	15,165
Property purchase option acquired	—	2,633	—	—	—	2,633
Change in decommissioning provision	(354)	—	—	—	—	(354)
Reclassification	—	(61,100)	—	—	—	(61,100)

Balance at December 31, 2018	113,428	—	54,542	—	95	168,065
Acquisition of Pershing Gold	—	34,335	14,927	—	10	49,272
Asset additions	7,600	11,236	19,936	7,358	17	46,147
Change in decommissioning provision	93	2,510	—	—	—	2,603
Reclassification	—	9,263	(343)	343	—	9,263

Balance at December 31, 2019	$121,121	$57,344	$89,062	$7,701	$122	$275,350

Accumulated depreciation and depletion
Balance at January 1, 2018	$34,848	$50,502	$26,031	$—	$39	$111,420
Depreciation/depletion for the year	6,762	—	3,800	—	10	10,572
Write-down of equipment	—	—	133	—	—	133
Reclassification	—	(50,502)	—	—	—	(50,502)

Balance at December 31, 2018	41,610	—	29,964	—	49	71,623
Depreciation/depletion for the year	8,605	—	4,415	305	13	13,338

Balance at December 31, 2019	$50,215	$—	$34,379	$305	$62	$84,961

Carrying value
at December 31, 2018	$71,818	$—	$24,578	$—	$46	$96,442

at December 31, 2019	$70,906	$57,344	$54,683	$7,396	$60	$190,389

As at January 1, 2019, the Company recognized $0.9 million of right-of-use assets from leases upon adoption of IFRS 16 using the modified retrospective approach, where $0.1 million were from the Cosalá Operations, $0.3 million were from the Galena Complex, and $0.5 million were from Corporate and Other (see Note 24). The associated lease liabilities were classified into trade and other payables and other long-term liabilities in the consolidated statement of financial position.

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico. As at December 31, 2018, the property purchase option was reclassified as an asset held-for-sale as its carrying amount will be recovered principally through sale. A write-down of $3.7 million was recorded for the year-ended December 31, 2018 to measure the asset held-for-sale at the lower of its carrying amount of $10.6 million and fair value less estimated costs to sell of $6.9 million. The Company made three of the remaining eight contractual quarterly option payments of $0.75 million to Hochschild during the year ended December 31, 2019. As at December 31, 2019, the property purchase option was reclassified to property, plant and equipment as its carrying amount of $9.3 million will be recovered principally through continuing use. Further details of the option are disclosed in Note 8 of the consolidated financial statements for the year ended December 31, 2018.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. A write-down of $0.1 million was recorded for the year ended December 31, 2018 as a result of writing down carrying amounts of equipment to recoverable amounts. No impairment or impairment reversal indicators were identified for the year ended December 31, 2019.

Page | 18

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

The Company recognized a gain of $0.8 million in the second quarter of 2018 related to proceeds received through an insurance claim for equipment damaged from mining operations during fiscal 2017.

The amount of borrowing costs capitalized as property, plant and equipment was $0.9 million during the year ended December 31, 2019 (2018: nil).

The carrying amount of property and equipment from the non-producing Relief Canyon Mine is approximately $31.3 million as at December 31, 2019.

10. Convertible loans receivable and payable

On October 1, 2018, in connection with the acquisition with Pershing Gold (see Note 6), the Company entered into short-term secured convertible loan agreements with Mr. Pierre Lassonde and two other lenders (the “Lenders”) for $5.5 million CAD due July 1, 2019 with interest payable at 15% per annum (the “Convertible Loans Payable”). The Convertible Loans Payable had an extension option to mature on October 1, 2019 with interest payable at 18% per annum upon election by the Company.

The Company recorded a derivative asset of $0.2 million on initial recognition based on the estimated fair value of the extension option and recognized a loss of $0.2 million in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2019 as a result of the change in estimated fair value of the extension option (2018: $0.1 million loss).

The Convertible Loans Payable had an option to convert into common shares of the Company upon mutual election at a conversion price determined as the lower of $3.1231 CAD or the volume-weighted average price of the Company’s common shares for five trading days immediately preceding the date of exercise. On initial recognition and as at December 31, 2018, the fair value of the conversion option was nil. Interest expense of $0.3 million was recorded in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2019 in connection with the Convertible Loans Payable (2018: $0.2 million).

On April 3, 2019, the Company along with the Lenders mutually elected to convert the Company’s outstanding Convertible Loans Payable into common shares of the Company in accordance with the Convertible Loans Payable agreement terms, resulting in the issuance of 2,763,518 of the Company’s common shares priced at approximately $2.09 CAD per share.

Under the terms of the Convertible Loans Payable, the Company issued 1,074,999 warrants to the Lenders where each warrant is exercisable for one common share at an exercise price of $3.1231 CAD for a period of 5 years. The holders of the warrants had a cashless exercise option to receive common shares of the Company equal to the fair value of the warrants, in lieu of exercising the warrants for cash. If so elected, the fair value of the warrants was determined by multiplying the number of warrants to be exercised by the market price of a common share less the warrants exercise price with the difference divided by the market price of the common share. There would be variability in the number of shares issued per warrant if a warrant holder exercises this option.

The Company recorded a derivative warrant liability on initial recognition of $1.3 million based on the estimated fair value of the warrants determined using the Black-Scholes warrant pricing model and recognized nil and a $0.1 million gain in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2019 as a result of the change in estimated fair value of the derivative warrant liability (2018: $0.6 million gain). The derivative warrant liability was reclassified to equity reserve at fair value of $0.7 million during the second quarter of 2019 as the terms of the warrants were amended to remove the cashless exercise option available to the holders.

The net proceeds of the Convertible Loans Payable were used by the Company to fund a short-term secured first lien convertible loan to Pershing Gold due June 1, 2019 with interest payable at 16% per annum (the “Convertible Loan Receivable”) to address Pershing Gold’s near-term working capital requirements. The Company funded $2.8 million of the Convertible Loan Receivable to Pershing Gold prior to acquisition on April 3, 2019. Subsequent to the acquisition, the Convertible Loan Receivable was consolidated on presentation with Pershing Gold’s respective convertible loan payable to the Company.

Page | 19

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

Further details of the Convertible Loans Payable and Convertible Loan Receivable are disclosed in Note 9 of the consolidated financial statements for the year ended December 31, 2018.

11. Sandstorm deferred revenue

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of Pershing Gold’s Relief Canyon Mine. The Purchase Agreement consists of a combination of fixed and variable deliveries from the Relief Canyon Mine. As at December 31, 2019, the Company obtained the $25 million in advances from Sandstorm through the Purchase Agreement.

The Company recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and will recognize the amounts in revenue as performance obligations to metals delivery are satisfied over the term of the Purchase Agreement. The advances received on precious metals delivery is expected to reduce to nil through deliveries of the Company’s own production to Sandstorm. The Company determined the amortization of deferred revenue on a per unit basis to be equal to the expected total deliveries of gold ounces over the term of the Purchase Agreement.

The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at December 31, 2019, the fair value of the repurchase option was nil.

Interest expense of $0.5 million was capitalized as borrowing costs to property, plant and equipment for the year ended December 31, 2019 in connection with the accretion of a significant financing component determined from the advances received on precious metals delivery.

The following are components of deferred revenue as at December 31, 2019:

Advances received	$25,000
Deferred transaction costs	(466)
Accretion on significant financing component	473

Deferred revenue	25,007
Less: current portion	(2,029)

Non-current portion	$22,978

12. Convertible debenture

On April 3, 2019, the Company issued a $10 million convertible debenture (the “Convertible Debenture”) to Sandstorm due April 3, 2023 with interest payable at 6% per annum and repayable at the Company’s option prior to maturity. The funds available under the Convertible Debenture included the principal amount of the $3 million unsecured, promissory note previously issued to Sandstorm by the Company.

The Convertible Debenture may be converted into common shares of the Company at Sandstorm’s option at a conversion price of $2.14 and may be prepaid at the Company’s option at any time prior to the maturity date. The Company recorded a net derivative liability of nil on initial recognition based on the estimated fair value of the conversion and prepayment option and recognized a loss of $4.4 million in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2019 as a result of the change in the estimated fair value of the conversion and prepayment option.

Interest expense of $0.4 million was capitalized as borrowing costs to property, plant and equipment for the year ended December 31, 2019 in connection with the Convertible Debenture.

The initial fair value of the principal portion of the Convertible Debenture was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds are allocated to the conversion option.

Page | 20

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

13. Glencore pre-payment facility

On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, an initial term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael Mine where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Repayment of principal on the Pre-Payment Facility began in January 2018 as an additional tonnage charge on shipments of concentrate where $3.9 million and $5.5 million were paid during the years ended December 31, 2018 and 2019, respectively. Remaining principal repayments of $5.6 million are due in 2020.

14. Post-employment benefit obligations

The Company maintains two non-contributory defined benefit pension plans covering substantially all employees at its U.S. operating subsidiary, U.S. Silver – Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Company’s funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2019 is approximately 9 years.

The amounts recognized in the consolidated statements financial position are as follows:

	December 31,	December 31,
	2019	2018
Present value of funded obligations	$29,519	$25,068
Fair value of plan assets	19,382	16,894

Deficit of funded plans	$10,137	$8,174

The movements in the defined benefit obligations are as follows:

	December 31,	December 31,
	2019	2018
Obligations, beginning of year	$25,068	$26,730
Current service costs	579	755
Interest costs	1,048	965
Benefits paid	(1,043)	(960)
Actuarial (gain) loss	3,867	(2,422)

Obligations, end of year	$29,519	$25,068

Page | 21

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

The movements in the fair value of plan assets are as follows:

	December 31,	December 31,
	2019	2018
Assets, beginning of year	$16,894	$18,112
Return on assets	714	685
Actuarial gain (loss)	2,074	(1,871)
Employer contributions	743	928
Benefits paid	(1,043)	(960)

Assets, end of year	$19,382	$16,894

The amounts recognized in the consolidated statements of loss and comprehensive loss are as follows:

	December 31,	December 31,
	2019	2018
Current service costs and interest costs included in cost of sales	$1,627	$1,720

The principal actuarial assumptions are as follows:

	December 31,	December 31,
	2019	2018
Discount rate (expense)	4.25%	3.75%
Discount rate (year end disclosures)	3.25%	4.25%
Future salary increases (salaried plan only)	5.00%	5.00%

A 1% decrease in discount rate would have resulted in approximately $4.9 million increase in the defined benefit obligation from $29.5 million to $34.4 million as at December 31, 2019 (2018: $3.7 million increase in the defined benefit obligation from $25.1 million to $28.8 million). A 1% increase in future salary increases would have resulted in approximately $0.1 million increase in the defined benefit obligation from $29.5 million to $29.6 million as at December 31, 2019 (2018: $0.1 million increase in the defined benefit obligation from $25.1 million to $25.2 million).

Plan assets are fully comprised of pooled or mutual funds. The expected return on plan assets at 4.2% (2018: 3.8%) is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments is based on gross redemption yields as at the end of the reporting period. Expected returns on equity investments reflect long-term real rates of return in the market.

Expected contributions to pension benefit plans for the year ended December 31, 2020 are approximately $1.2 million. For the year ended December 31, 2019, the actuarial losses charged to other comprehensive loss are $1.8 million (2018: actuarial gains of $0.6 million).

15. Decommissioning provision

The decommissioning provision consists of land rehabilitation, demolition of buildings and mine facilities, and related costs. Although the ultimate amount of the decommissioning provision is uncertain, the fair value of these obligations is based on information currently available, including closure plans and the Company’s interpretation of current regulatory requirements.

Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into property, plant and equipment depending on the nature of the asset related to the obligation and amortized over the life of the related asset.

Page | 22

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

The decommissioning provision relates to reclamation and closure costs of the Company’s Cosalá Operations, Galena Complex, and Relief Canyon Mine. The decommissioning provision is estimated at an undiscounted amount of $10.2 million over a period of 1 to 13 years, and discounted using a risk-free rate varying from 1.6% to 7.2%.

	December 31,	December 31,
	2019	2018
Provisions, beginning of year	$3,791	$3,948
Acquisition of Pershing Gold	1,223	—
Decommissioning costs and change in estimates	2,541	(353)
Accretion on decommissioning provision	210	196

Provisions, end of year	$7,765	$3,791

16. Share capital

On April 3, 2019, the Company entered into a subscription agreement with Sandstorm to issue $10 million CAD of the Company’s common shares based on the 5-day volume weighted average price at approximately $2.09 CAD per share, resulting in the issuance of the Company’s 4,784,689 common shares.

On July 26, 2019, the Company closed a non-brokered private placement with Mr. Eric Sprott for gross proceeds of $10 million through issuance of the Company’s 3,955,454 common shares priced at approximately $3.30 CAD per share. As part of the non-brokered private placement, transaction costs of $0.4 million were incurred and 118,664 warrants were issued to the Company’s advisor where each warrant is exercisable for one common share at an exercise price of $3.37 CAD for a period of three years starting July 25, 2019.

a. Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.

	December 31,	December 31,
	2019	2018
Issued
86,607,305 (2018: 43,402,434) common shares	$284,512	$212,943
103,824 (2018: nil) preferred shares	161	—

	$284,673	$212,943

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

b. Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

Page | 23

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

A summary of changes in the Company’s outstanding stock options is presented below:

		December 31,		December 31,
		2019		2018
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD
Balance, beginning of year	3,160	$3.77	2,316	$3.06
Granted	5,915	2.86	1,435	4.54
Exercised	(1,014)	2.33	(471)	2.29
Expired	(40)	2.39	(120)	5.14

Balance, end of year	8,021	$3.29	3,160	$3.77

The following table summarizes information on stock options outstanding and exercisable as at December 31, 2019:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD
2.00 to 3.00	2.27	3,292	$2.39	1,012	$2.39
3.01 to 4.00	3.63	3,325	3.62	1,702	3.70
4.01 to 5.00	1.01	1,364	4.58	920	4.58
5.01 to 6.00	1.07	40	5.55	27	5.55

		8,021	$3.29	3,661	$3.57

c. Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the year ended December 31, 2019 was $0.98 (2018: $1.47).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Expected stock price volatility (1)	59%	59%
Risk free interest rate	1.55%	1.76%
Expected life	4 years	3 years
Expected forfeiture rate	2.66%	3.34%
Expected dividend yield	0%	0%

Share-based payments included in cost of sales	$—	$—
Share-based payments included in general and administrative expenses	3,314	2,042

Total share-based payments	$3,314	$2,042

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

Page | 24

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

d. Warrants

The warrants that are issued and outstanding as at December 31, 2019 are as follows:

Number of warrants	Exercise price (CAD)	Issuance date	Expiry date
1,447,426	4.68	Jun 2016	Jun 9, 2021
799,065	4.68	Jul 2016	Jun 14, 2021
1,074,999	3.12	Oct 2018	Oct 1, 2023
15,889	11.32	Apr 2019	May 6, 2022
389,771	2.40	May 2019	May 13, 2022
1,241,200	2.40	May 2019	May 29, 2022
118,664	3.37	Jul 2019	Jul 25, 2022
177,506	4.45	Oct 2019	Oct 30, 2022

5,264,520

e. Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at December 31, 2019, 89,196 (2018: 86,692) restricted share units are outstanding at an aggregate value of $0.3 million (2018: $0.1 million).

f. Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 20% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at December 31, 2019, 323,333 (2018: 337,137) deferred share units are issued and outstanding.

17. Weighted average basic and diluted number of common shares outstanding

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Basic weighted average number of shares	71,421,798	42,639,530
Effect of dilutive shares, options and warrants	—	—

Diluted weighted average number of shares	71,421,798	42,639,530

Diluted weighted average number of common shares for the year ended December 31, 2019 excludes 103,824 anti-dilutive preferred shares (2018: nil), 8,020,790 anti-dilutive stock options (2018: 3,159,993) and 5,264,520 anti-dilutive warrants (2018: 4,858,845).

18. Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interest of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. After the first year, contributions revert to the proportional percentage of ownership interests to fund capital projects and operations.

Page | 25

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.

19. Revenue

The following is a disaggregation of revenue categorized by commodities sold:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Silver
Provisional sales revenue	$21,246	$22,400
Derivative pricing adjustments	179	(299)

	21,425	22,101
Zinc
Provisional sales revenue	$48,309	$44,148
Derivative pricing adjustments	(1,939)	(2,022)

	46,370	42,126
Lead
Provisional sales revenue	$26,061	$30,871
Derivative pricing adjustments	(550)	(513)

	25,511	30,358
Other by-products

Page | 26

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

Provisional sales revenue	$597	$542
Derivative pricing adjustments	(238)	(11)

	359	531
Total provisional sales revenue	$96,213	$97,961
Total derivative pricing adjustments	(2,548)	(2,845)

Gross revenue	$93,665	$95,116
Treatment and selling costs	(35,255)	(26,762)

	$58,410	$68,354

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 24). Revenue from contracts with customers is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.

20. Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Salaries and employee benefits	$27,150	$24,942
Raw materials and consumables	22,144	18,951
Utilities	5,336	4,539
Other costs	2,456	2,453
Changes in inventories	(362)	1,230

	$56,724	$52,115

21. Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Salaries and employee benefits	$2,847	$2,160
Directors’ fees	379	326
Share-based payments	3,671	1,990
Professional fees	809	700
Office and general	2,005	1,544

	$9,711	$6,720

Page | 27

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

22. Income taxes

The components of income tax expense are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Current income tax expense	$1,659	$408
Deferred income tax expense	299	260

Income tax expense	$1,958	$668

The Company’s effective rate of income tax differs from the statutory rate of 26.5% as follows:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Tax recovery at statutory rates	$(8,555)	$(2,744)
Mexican mining royalty	128	668
Impact of foreign tax rates	(388)	(107)
Non-deductible expenses	2,741	927
Losses not recognized	8,032	1,924

Income tax expense	$1,958	$668

The Company’s net deferred tax asset relates to the U.S. alternative minimum tax credits available:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Alternative minimum tax credits	$343	$626
Provisions and reserves	2,101	—
Net operating losses	4,230	742

Total deferred tax assets	6,674	1,368
Property, plant and equipment	(6,331)	(742)

Net deferred tax assets	$343	$626

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Property, plant and equipment	$851	$878
Other	329	607

Total deferred tax liabilities	1,180	1,485
Provisions and reserves	(430)	(353)

Net deferred tax liabilities	$750	$1,132

Page | 28

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

Deferred income taxes have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable for the foreseeable future:

	December 31,	December 31,
	2019	2018
Property, plant and equipment	$19,288	$5,600
Mexican tax losses (expiring in 2023 - 2029)	25,599	29,476
Canadian tax losses (expiring in 2027 - 2039)	19,051	34,053
U.S. tax losses (expiring in 2020 - 2037)	31,956	31,159
U.S. tax losses (no expiry)	20,779	6,802
Provisions and other	29,207	26,479
Deferred Mexican mining royalty	750	1,838

	$146,630	$135,407

23. Key management transactions

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Salaries and benefits	$1,565	$1,142
Directors’ fees	379	326
Share-based payments	3,163	1,633

24. Financial risk management

a. Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)	Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of December 31, 2019, the Company’s exposure to credit risk with respect to trade receivables amounts to $4.6 million (2018: $6.1 million). The Company believes credit risk for Mexican Value Added Taxes of $0.6 million (2018: $1.5 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There is no significant provision recorded for expected credit losses at December 31, 2019 and 2018.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

Page | 29

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	December 31, 2019
		Less than			Over
	Total	1 year	2-3 years	4-5 years	5 years
Trade and other payables	$22,709	$22,709	$—	$—	$—
Glencore pre-payment facility	5,602	5,602	—	—	—
Interest on Glencore pre-payment facility	199	199	—	—	—
Convertible debenture	10,000	—	—	10,000	—
Interest on convertible debenture	1,955	602	1,200	153	—
Projected pension contributions	6,937	1,185	2,619	2,078	1,055
Decommissioning provision	10,294	15	189	—	10,090
Other long-term liabilities	5,645	—	5,095	22	528

	$63,341	$30,312	$9,103	$12,253	$11,673

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	December 31, 2019
		Less than			Over
	Total	1 year	2-3 years	4-5 years	5 years
Trade and other payables	$2,886	$2,886	$—	$—	$—
Other long-term liabilities	6,413	—	6,391	22	—

	$9,299	$2,886	$6,391	$22	$—

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 6% to 10% applied during the year:

Operating lease obligations as at December 31, 2018	$1,055
Practical expedients applied	(538)
Incremental borrowing rate discount	(53)
Additions	63

IFRS 16 adoption	527
Total lease liabilities as at January 1, 2019	270
Additions	6,478
Lease principal payments	(234)
Lease interest payments	(50)
Accretion on lease liabilities	34

Total lease liabilities as at December 31, 2019	$7,025

Page | 30

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1) Interest rate risk

The Company is subject to the interest rate risk of U.S. LIBOR rate plus 5% per annum from the existing Pre-Payment Facility. Interest rates of other financial instruments are fixed.

(2) Currency risk

As at December 31, 2019, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at December 31, 2019
	CAD	MXP
Cash and cash equivalents	$444	$299
Trade and other receivables	43	663
Trade and other payables	2,204	8,065

As at December 31, 2019, the CAD/USD and MXP/USD exchange rates were 1.30 and 18.85 respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates for the year ended December 31, 2019 is included in the following table:

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%
Approximate impact on:
Net loss	$1,441	$1,932
Other comprehensive loss	(41)	26

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

At December 31, 2019, the Company had non-hedge foreign exchange forward contracts to buy approximately 26.0 million MXP at average exchange rate of 19.81 MXP/USD to be settled within the next year valued at approximately $1.3 million. The average forward exchange rate on settlement as at December 31, 2019 was approximately 19.11 MXP/USD with the currencies having a value of approximately $1.4 million. Accordingly, the Company recorded a fair value unrealized gain of $0.1 million through profit or loss during the year ended December 31, 2019 (2018: unrealized gain of $0.1 million). The Company settled non-hedge foreign exchange forward contracts to buy approximately 240.0 million MXP and recorded a realized gain of $0.4 million through profit or loss during the year ended December 31, 2019 (2018: realized gain of $0.2 million).

Page | 31

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

(3) Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at December 31, 2019, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.5 million (2018: $0.6 million).

At December 31, 2019, the Company had non-hedge commodity forward contracts for approximately 1.6 million and 3.3 million pounds of zinc and lead, respectively, at average price of $1.20 and $0.95 per pound, respectively, to be settled within the next year valued at approximately $1.9 million and $3.1 million, respectively. The average forward prices on settlement as at December 31, 2019 was approximately $1.03 and $0.87 per pound of zinc and lead, respectively, with the commodities having a value of approximately $1.6 million and $2.9 million, respectively. Accordingly, the Company recorded a fair value unrealized gain of $0.5 million through profit or loss during the year ended December 31, 2019 (2018: nil). The Company settled non-hedge commodity forward contracts for approximately 10.7 million pounds of zinc and recorded a realized gain of $1.0 million through profit or loss during the year ended December 31, 2019 (2018: realized gain of $0.5 million).

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the year ended December 31, 2019 was gain of $2.0 million (2018: gain of $0.9 million). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s Convertible Debenture during the year ended December 31, 2019 was loss of $2.5 million (2018: gain of $0.9 million).

b. Fair values

The fair value of cash, restricted cash, trade and other payables, and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•

Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•

Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•	Convertible debenture: The principal portion of the convertible debenture is carried at amortized cost.

•

Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•

Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

Page | 32

Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2019	2018
Level 1
Cash and cash equivalents	$19,998	$3,464
Restricted cash	4,007	681
Level 2
Trade and other receivables	5,269	7,712
Derivative instruments	3,855	35
Convertible loan receivable	—	1,977
Convertible loans payable	—	4,032
Convertible debenture	9,935	—
Glencore pre-payment facility	5,602	11,110
Derivative warrant liability	—	711

25. Segmented and geographic information, and major customers

a. Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States, including a recently acquired Relief Canyon segment from Pershing Gold (see Note 6). Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b. Geographic information

All revenues from sales of concentrates for the year ended December 31, 2019 and 2018 were earned in Mexico and the United States. The following segmented information is presented as at and during years ended December 31, 2019 and 2018. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

	As at December 31, 2019					As at December 31, 2018
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Corporate and Other	Total
Cash and cash equivalents	$2,903	$14,761	$770	$1,564	$19,998	$3,305	$(2)	$161	$3,464
Trade and other receivables	3,852	1,374	—	43	5,269	6,353	1,274	85	7,712
Inventories	6,361	2,137	—	—	8,498	5,844	2,292	—	8,136
Prepaid expenses	615	524	471	304	1,914	506	535	206	1,247
Derivative instruments	—	—	—	585	585	—	—	—	—
Asset held-for-sale	—	—	—	—	—	6,925	—	—	6,925
Convertible loan receivable	—	—	—	—	—	—	—	1,922	1,922
Restricted cash	145	55	3,807	—	4,007	139	541	1	681
Property, plant and equipment	56,094	47,672	86,201	422	190,389	52,540	43,856	46	96,442
Deferred tax assets	—	343	—	—	343	—	626	—	626

Total assets	$69,970	$66,866	$91,249	$2,918	$231,003	$75,612	$49,122	$2,421	$127,155

Trade and other payables	$9,241	$3,805	$6,506	$3,157	$22,709	$8,094	$3,614	$2,637	$14,345
Derivative instruments	—	—	—	4,440	4,440	—	—	35	35
Convertible loans payable	—	—	—	—	—	—	—	2,972	2,972
Other long-term liabilities	—	566	4,495	584	5,645	—	632	57	689
Sandstorm deferred revenue	—	—	—	25,007	25,007	—	—	—	—
Convertible debenture	—	—	—	9,935	9,935	—	—	—	—
Glencore pre-payment facility	5,602	—	—	—	5,602	11,110	—	—	11,110
Post-employment benefit obligations	—	10,137	—	—	10,137	—	8,174	—	8,174
Decommissioning provision	1,854	2,156	3,755	—	7,765	1,760	2,031	—	3,791
Derivative warrant liability	—	—	—	—	—	—	—	711	711
Deferred tax liabilities	750	—	—	—	750	1,132	—	—	1,132

Total liabilities	$17,447	$16,664	$14,756	$43,123	$91,990	$22,096	$14,451	$6,412	$42,959

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Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

	Year ended December 31, 2019					Year ended December 31, 2018
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Corporate and Other	Total
Revenue	$39,620	$18,790	$—	$—	$58,410	$41,506	$26,848	$—	$68,354
Cost of sales	(27,642)	(29,082)	—	—	(56,724)	(23,283)	(28,832)	—	(52,115)
Depletion and amortization	(9,448)	(3,599)	(164)	(127)	(13,338)	(7,200)	(3,362)	(10)	(10,572)
Care and maintenance costs	(39)	(399)	—	—	(438)	(39)	(1,032)	—	(1,071)
Corporate general and administrative	—	—	—	(9,711)	(9,711)	—	—	(6,720)	(6,720)
Transaction costs	—	—	—	(3,467)	(3,467)	—	—	(871)	(871)
Exploration costs	(1,132)	(705)	(715)	—	(2,552)	(2,501)	(194)	—	(2,695)
Accretion on decommissioning provision	(148)	(40)	(22)	—	(210)	(149)	(47)	—	(196)
Interest and financing income (expense)	(625)	15	19	(1,199)	(1,790)	(972)	—	(437)	(1,409)
Foreign exchange gain (loss)	(289)	—	—	238	(51)	(295)	—	64	(231)
Gain on disposal of assets	—	—	—	—	—	879	—	—	879
Gain (loss) on derivative instruments	—	—	—	(2,457)	(2,457)	224	165	476	865
Gain on derivative warrant liability	—	—	—	46	46	—	—	590	590
Write-down of assets	—	—	—	—	—	(3,729)	(77)	—	(3,806)
Contingency on value added taxes	—	—	—	—	—	(1,012)	—	—	(1,012)

Income (loss) before income taxes	297	(15,020)	(882)	(16,677)	(32,282)	3,429	(6,531)	(6,908)	(10,010)
Income tax expense	(1,277)	(681)	—	—	(1,958)	(668)	—	—	(668)

Net income (loss) for the year	$(980)	$(15,701)	$(882)	$(16,677)	$(34,240)	$2,761	$(6,531)	$(6,908)	$(10,678)

c. Major customers

The Company sold concentrates to one customer during the year ended December 31, 2019 (2018: two customers) accounting for 100% (2018: 78% and 22%) of revenues.

26. Capital management

Capital is defined as equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern and to maximize the value for its shareholders.

The Company’s activities have been funded so far through debt and equity financing based on cash needs, and through operations. The Company typically sells its shares by way of private placement. There were no changes in these objectives, policies and processes used to manage capital during the year.

The Company manages its capital structure and determines its capital requirements in light of the changing economic conditions and the risk characteristics of its assets. To reach its objectives the Company may have to maintain or adjust its capital structure by issuing new share capital or new debt.

At this stage of its development, it is the policy of the Company to preserve cash to fund its operations and complete its capital projects and not to pay dividends. As of December 31, 2019, and 2018, the Company is not subject to any externally imposed capital requirements.

The following summarizes the Company’s capital structure:

	December 31,	December 31,
	2019	2018
Equity attributable to shareholders of the Company	$126,291	$84,196

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Americas Gold and Silver Corporation

Notes to the consolidated financial statements

For the years ended December 31, 2019 and 2018

(In thousands of U.S. dollars, unless otherwise stated)

27. Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.4 million (MXP 196.8 million), of which $4.5 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.0 million (MXP 94.6 million) of their original reassessment. The remaining $5.4 million (MXP 102.2 million) consists of $4.5 million (MXP 84.4 million) related to transactions with certain suppliers and $0.9 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.5 million (MXP 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.1 million (MXP 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment.

28. Subsequent events

On January 16, 2020, the Company entered into a $5 million precious metals delivery and purchase agreement with Macquarie Bank Ltd. for working capital purposes at Relief Canyon Mine. The $5 million advance will be settled through fixed deliveries of gold production from Relief Canyon Mine during the second half of 2020.

On February 18, 2020, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) where the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, sell in the United States, through its agent, such number of common shares of the Company as would result in aggregate gross proceeds of up to $15.0 million.

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